April 14,
2022


Morrison C. Warren, Esq.
Chapman and Cutler LLP
320 South Canal Street,
27th Floor
Chicago, Illinois 60606

               Re:     Volatility Shares Trust
                       File Nos. 333-263619 and 811-23785
Dear Mr. Warren:
        On March 16, 2022, you filed a registration statement on Form N-1A for Volatility
Shares Trust (the    Trust   ) to register shares of the Volatility Shares S&P
500 High Volatility
Index ETF (the    Fund   ). Our comments are set forth below. For convenience,
we generally
organized our comments using the headings and terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
PROSPECTUS COMMENTS
Cover Page
1. Please include the exchange ticker symbol of the Fund   s shares. See Item
1(a)(2) of Form N-
   1A.
Fees and Expenses of the Fund (page 1)
2. Please confirm the expense example amounts. Staff is calculating higher amounts (1 year -
   $66 and 3 year - $208).
Principal Investment Strategies (page 2)
3. Please disclose any industries or sectors in which the Fund will primarily invest, if known.
   Please also include applicable information relating to these industries and sectors in the
      Principal Risks Strategies    section or explain to us why they do not
constitute principal
   risks.
Principal Risks (pages 6-7)
4. The principal risks appear in alphabetical order. Please order the risks to prioritize the risks
   that are most likely to adversely affect the Fund   s net asset value, yield
and total return, e.g.,
 Morrison C. Warren, Esq.
April 14, 2022
Page 2

   investing in high volatility stocks. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal
   Risks Disclosure.
5. Because of the Fund   s emphasis on investing in high volatility stocks,
please include all
   applicable principal risks of investing in the most volatile companies in the U.S. stock market.
6. Inasmuch as    Portfolio Turnover Risk    is identified as a principal risk
of the Fund, please
   revise the Principal Investment Strategies section to disclose that the Fund will frequently buy and sell portfolio securities. Alternatively, explain to us why frequently buying and selling portfolio securities does not constitute a principal strategy.
7. Please consider updating    Risk that Current Assumptions and Expectations
Could Become
   Outdated as a Result of Global Economic Shock    to better reflect the
current unemployment
   rate and oil markets.
8. Please revise    Volatility Risk    to    High Volatility Risk.
Performance (page 7)
9. Please tell us the appropriate broad-based securities market index the Fund intends to use in its average annual total return table. We may have more comments after reviewing your response. See Instruction 5 to Item 27(b)(7) of Form N-1A.
Payments to Broker-Dealers and Other Financial Intermediaries (page 8)
10. The disclosure says that information can be found by visiting a website. Please disclose the website.
Additional Information about the Fund   s Investment Strategies (page 9)
11. Currently, the summary prospectus strategies and risks located in the Item 4 disclosure are identical (or provide more information) to the strategies and risks in the
Item 9 disclosure.
    Based on the information given in response to Item 9(b) of Form N-1A, please summarize in
    the Item 4 disclosure the Fund   s principal investment strategies
(including the type or types
    of securities in which the Fund invests or will invest principally) and the principal risks of those strategies.
Additional Risks of Investing in the Fund (page 10)
12. The disclosure says,    You should consider the following supplemental
disclosure pertaining
    to the Principal Risks set forth above as well as additional Non-Principal Risks set forth
    below in the prospectus.    The heading immediately following only includes
   Principal
    Risks.    Please create a separate section for non-principal risks so an investor is on notice as
    to which risks are principal and those that are non-principal. Alternatively, confirm to us that there are no non-principal risks. See Item 4(b)(1)(i) of Form N-1A. Morrison C. Warren, Esq.
April 14, 2022
Page 3

STATEMENT OF ADDITIONAL INFORMATION
Management of the Fund (page 15)
13. We note that much of the information required by this section has been left blank. Please
    ensure that the Trust   s pre-effective amendment provides all of the
information required by
    Item 17(b)(10) of Form N-1A for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a
    Trustee of the Fund.
Part C
14. The paragraph titled    Insofar as indemnification...    is missing the
following:    In the event
    that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by
    the final adjudication of such issue.    See Rule 484 of under the
Securities Act of 1933
    (   Securities Act   ).
Signature Page
15. We note that only one Trustee has signed the registration statement. Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act.
General Comments
16. Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, expense example, sub-adviser, portfolio managers, purchase and sale of Fund shares, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
17. Please advise us if you have submitted or expect to submit any exemptive applications or no-
    action requests in connection with your registration statement. Please also tell us whether the registrant is relying on no-action relief. The staff may have additional comments.
18. Response to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for
 Morrison C. Warren, Esq.
April 14, 2022
Page 4

      your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.
We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                        * * * * *
       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6478.
                                                              Sincerely,
                                                              /s/ Ashley
Vroman-Lee
                                                              Ashley Vroman-Lee
                                                              Senior Counsel


cc:      Michael J. Spratt, Assistant Director
         Michael J. Shaffer, Branch Chief
         Ken Ellington, Staff Accountant